VIA EDGAR

March 2, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Consolidated-Tomoka Land Co. Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, Consolidated-Tomoka Land Co. (the “Comuany”) is today filing with Securities and Exchange Commission preliminary copies of the proxy statement and form of proxy for its annual meeting of shareholders scheduled to be held on April 22, 2009. The Company is filing the proxy material in preliminary form because the Company has commented on or referred to a solicitation in opposition. Please contact Linda Crisp, Vice President and Corporate Secretary at (386) 274-2202 if you have any questions.

Consolidated-Tomoka Land Co. intends to file mail its definitive proxy statement and form of proxy to security holders on or about March 20, 2009.

Sincerely,

CONSOLIDATED-TOMOKA LAND CO.

By:
Linda Crisp, Vice president and Corporate Secretary

cc:	Tom McAleavey, Holland & Knight LLP